FREEGOLD VENTURES LIMITED

Toronto Stock Exchange: ITF

OTC BB:  FGOVF

For Immediate Release

Freegold Ventures Announces Mineral Resource for Almaden Gold Project

January 31, 2006, Vancouver, BC.  Freegold Ventures Limited (“Freegold”) is pleased to report results of an independent, NI 43-101 compliant mineral resource estimate at the Almaden Gold Project, located 12 miles east of Weiser, Idaho.  The Almaden property is 2,980 acres in size, and is favorably located, with paved road access to within one mile of the property, and high voltage power lines within 6 miles.  Freegold acquired its initial interest in the project in 1995, and earned a 60% interest by conducting supplemental large diameter core drilling, bulk surface sampling, metallurgical, and geo-technical programs, and by funding the completion of a feasibility study in 1997.  Freegold subsequently purchased the remaining 40% interest in the project in 2001 and now controls 100% of the project, subject to the underlying lease and royalty agreements.

Almaden is a hot springs epithermal gold deposit.  The known gold mineralization on the property occurs in flat lying, tabular, disseminated deposits beneath a thin impermeable opalite cap rock.  There are currently two known zones of mineralization on the property: the Main Zone, and a smaller North Zone.  The Main Zone is approximately 3,600 feet in length, with widths ranging from 460 to 1,700 feet, and mineralization extending from surface to a maximum depth of 490 feet.  Mineralization in the North Zone is approximately 1,400 feet in length, with widths ranging from 600 to 800 feet and mineralization extending from surface to a maximum depth of 170 feet.

The mineral resource estimate is based on a database containing 24,033 fire assays from 134,770 feet of drilling in 677 holes (651 reverse circulation holes and 26 core holes), and was calculated using a gold cut-off grade of 0.01 oz/ton.  No capping of assays was required due to the regular distribution of grades.

Resource Estimate

	Main Zone		North Zone		Total
	Tons	Grade (oz/t)	Tons	Grade (oz/t)	Tons	Grade (oz/t)
Indicated	22,526,000	0.021	2,252,000	0.019	24,778,000	0.021
Inferred	16,337,000	0.018	3,652,000	0.018	19,989,000	0.018

Contained Ounces

	Main Zone	North Zone	Total
Indicated	473,046 oz	42,788 oz	515,834 oz
Inferred	294,066 oz	65,736 oz	359,802 oz

Resource Upgrade Plans

The central sections of the Main and North Zones have been drilled on close spacing.  Within the entire Main Zone, 45% of the interpolated blocks have a composite within 50 feet of the block centre and 88% of the interpolated blocks have a composite within 100 feet of the block centre. In the North Zone, the respective figures are 39% within 50 feet and 87% within 100 feet of the block centre.  Gold assays within these two zones exhibit good continuity with homogeneous grades.

The inability to categorize any of these resources into the Measured category at present is due to the wide spacing of geological cross sections that were available to control grade interpolation.  As part of its ongoing review of the Almaden project, Freegold will be supplementing its current wide-spaced modelling of geological controls through the use of detailed drill log information, and, if required, supplemental drilling.

Resource Estimate Details

The block model grade interpolation utilized geo-statistical analysis and inverse distance estimation techniques. J. D. Graham, P. Eng., an independent engineer with expertise in mineral resource modelling and estimation and a Qualified Person as defined by National Instrument 43-101, is responsible for the resource estimate, and has reviewed and approved this news release.    This estimate has an effective date of January 30, 2006 and will be filed in a Technical Report that will be posted on SEDAR within 45 days.  Freegold is unaware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other factors that could have an adverse material impact on the mineral resource.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company that is actively exploring and evaluating advanced stage projects in Idaho (Almaden), the Yukon Territory (Grew Creek) and Alaska (Golden Summit).  In addition to its existing projects, the company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF

For further information: Investor Relations: 1.800.667.1870 2303 West 41st Avenue, Vancouver, BC www.freegoldventures.com

On behalf of the Board of Directors

“Steve Manz”

Steve Manz

President and C.E.O.

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER
This news release contains certain “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.